September 20, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

        RE: Form 40-33 – Civil Action Document Filed Against
                     <u>Full Circle Capital Corporation (File No. 24-C-16-005026)</u>

Ladies and Gentlemen:

        Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the complaint filed in the Circuit Court for Baltimore City by William L. Russell, Jr., individually and on behalf of all others similarly situated, against Full Circle Capital Corporation (the "Company"), Mark Biderman, Edward H. Cohen, Gregg J. Felton, Terence Flynn, Thomas A. Ortwein and John E. Stuart, involving the Company and certain directors and officers of the Company that has been delivered to the Company.

        Please do not hesitate to contact me at (203) 900-2104 if you have any questions regarding this filing.

                Sincerely,

                /s/ Michael J. Sell

                Michael J. Sell
                Chief Financial Officer, Treasurer
                and Secretary

Enclosure:

cc: Peter Reed, Chief Executive Officer, Great Elm Capital Corp.
        Michael K. Hoffman, Skadden, Arps, Slate, Meagher & Flom LLP
        John J. Mahon, Schulte Roth & Zabel LLP

WILLIAM L. RUSSELL, JR. 1125 Blossom Drive Sebastian, FL 32958, Individually and On Behalf of All Others Similarly Situated, Plaintiff, v. MARK BIDERMAN SERVE ON: VCORP SERVICES MD, INC. 836 PARK AVENUE, SECOND FLOOR BALTIMORE, MD 21201, EDWARD H. COHEN SERVE ON: VCORP SERVICES MD, INC. 836 PARK AVENUE, SECOND FLOOR BALTIMORE, MD 21201, GREGG J. FELTON SERVE ON: VCORP SERVICES MD, INC. 836 PARK AVENUE, SECOND FLOOR BALTIMORE, MD 21201, TERENCE FLYNN SERVE ON: VCORP SERVICES MD, INC. 836 PARK AVENUE, SECOND FLOOR BALTIMORE, MD 21201, THOMAS A. ORTWEIN SERVE ON: VCORP SERVICES MD, INC. 836 PARK AVENUE, SECOND FLOOR BALTIMORE, MD 21201, JOHN E. STUART SERVE ON: VCORP SERVICES MD, INC. 836 PARK AVENUE, SECOND FLOOR BALTIMORE, MD 21201,	)	IN THE CIRCUIT COURT FOR BALTIMORE CITY Case No. _______________ JURY TRIAL DEMANDED

2016 SEP 12 AM 3:05

CIVIL DIVISION

Case: 24-C-16-005026
CV File New $80.00
RIF-New Case $30.00
Appear Fee $20.00
MLSC $55.00
TOTAL $185.00

Receipt #2016000220?8
Cashier: REJ CCBCX82
09/13/16 11:07am

	Defendants,	)
		)
		)
	and	)
		)
		)
	FULL CIRCLE CAPITAL CORPORATION	)
	SERVE ON:	)
	VCORP SERVICES MD, INC.	)
	836 PARK AVENUE, SECOND FLOOR	)
	BALTIMORE, MD 21201,	)
		)
	Nominal Defendant.	)
		)

STOCKHOLDER'S DERIVATIVE COMPLAINT

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, *inter alia*, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a derivative action brought on behalf of the public stockholders of Full Circle Capital Corporation ("Full Circle" or the "Company") against Full Circle's Board of Directors (the "Board" or the "Individual Defendants"), among others, in connection with a proposed transaction announced on June 24, 2016 (the "Proposed Transaction"), pursuant to which Full Circle will be acquired by Great Elm Capital Corporation ("Great Elm").

2. On June 23, 2016, the Board caused the Company to enter into a definitive agreement and plan of merger ("Merger Agreement"). Pursuant to the terms of the Merger Agreement, shareholders of Full Circle will be entitled to elect to receive a special $0.22 dividend per share of Full Circle common stock, as well as shares of Great Elm common stock such that Full Circle stockholders will own approximately 38% of the combined company. The combined company is valued at approximately $190 million, and Full Circle will be valued at approximately $81 million, before the special cash dividend and transaction costs.

3. In breach of their fiduciary duties, the Individual Defendants issued materially incomplete disclosures in the Form N-14 Registration Statement (the "Registration Statement") filed with the United States Securities and Exchange Commission ("SEC") on August 1, 2016. The Registration Statement fails to disclose material information regarding the Proposed Transaction.

4. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

JURISDICTION AND VENUE

5. This Court has subject matter jurisdiction pursuant to Md. Code Ann. Cts. & Jud. Proc. § 1-501. This Court has personal jurisdiction over Javelin pursuant to Md. Code Ann. Cts. & Jud. Proc. § 6-102(a) as Full Circle is organized under the laws of Maryland.

6. This Court has personal jurisdiction over the Individual Defendants, and Full Circle pursuant to Md. Code Ann. Cts. & Jud. Proc. § 6-103(b)(1). Full Circle is a party to the Merger Agreement, and the Individual Defendants approved the Merger Agreement which can only be given effect in accordance with Maryland General Corporation Law.

7. Venue is proper in this Court pursuant to Md. Code Ann. Cts. & Jud. Proc. § 6-201(a) because Full Circle's registered agent maintains its principal office at 836 Park Avenue, Second Floor Baltimore, MD 21201.

THE PARTIES

8. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Full Circle common stock.

9. Nominal Defendant Full Circle is a Maryland corporation and maintains its principal executive offices at 102 Greenwich Avenue, 2nd Floor, Greenwich, Connecticut 06830.

The Company is an externally managed non-diversified closed-end management investment Company. Formed in April 2010, the Company invests in senior secured loans and several other types of more junior securities. Full Circle's common stock is traded on the NASDAQ under the ticker symbol "FULL."

10. Defendant Marc C. Biderman ("Biderman") has served as a director of Full Circle since 2010.

11. Defendant Edward H. Cohen ("Cohen") has served as a director of Full Circle since 2010.

12. Defendant Gregg J. Felton ("Felton") has served as a director of Full Circle since 2013, and is the Chief Executive Officer and President of the Company.

13. Defendant Terence Flynn ("Flynn") has served as a director of Full Circle since 2014.

14. Defendant Thomas A. Ortwein ("Ortwein") has served as a director of the Company since 2010 and is chairman of the Compensation Committee.

15. Defendant John E. Stuart ("Stuart") has served as Chairman of the Board of Full Circle since 2010.

16. The defendants identified in paragraphs 10 through 15 are collectively referred to herein as the "Individual Defendants."

INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES

17. By reason of Individual Defendants' positions with the Company as officers and/or directors, they are in a fiduciary relationship with the Company and with Plaintiff and the other public stockholders of Full Circle. Specifically, the Board owes the Company fiduciary duties of care, loyalty, and good faith. Additionally, pursuant to common law, and in the context

of a merger transaction like the Proposed Transaction, the Board owes Plaintiff and the Company's stockholders fiduciary duties of candor and maximizing shareholder value.

18.   To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a)   Adversely affects the value provided to the Company's shareholders;

(b)   Favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)   Adversely affects their duty to maximize shareholder value by failing to consider all bona fide offers or strategic alternatives;

(d)   Will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public stockholders; and/or

(e)   Adversely affects the information provided to the Company's shareholders in connection with the planned shareholder vote on the Proposed Transaction.

19.   In accordance with their fiduciary duties, the Individual Defendants are obligated to refrain from:

(a)   Participating in any transaction where the Individual Defendants' loyalties are divided;

(b)   Participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

(c)   Unjustly enriching themselves at the expense or to the detriment of the public stockholders.

20. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are violating their fiduciary duties owed to the Company and its stockholders.

DERIVATIVE AND DEMAND ALLEGATIONS

21. Plaintiff brings this action derivatively in the right and for the benefit of Full Circle to redress injuries suffered and to be suffered by the Company as a result of the breaches of fiduciary duty and other violations of law by the Individual Defendants.

22. Plaintiff incorporates all of the allegations in this Complaint as if they were fully set forth herein. Plaintiff owns and has owned Full Circle common stock at all times relevant hereto. Plaintiff will adequately and fairly represent the interests of the Company and its stockholders in enforcing and prosecuting its rights. Plaintiff has retained counsel experienced in these types of actions to prosecute these claims on the Company's behalf.

23. Plaintiff made a demand on the Board on July 26, 2016, imploring it to act in remedying the harms the Company will suffer in the event that the Proposed Transaction is consummated. Plaintiff has not yet received a response from the Board.

24. Plaintiff made a supplemental demand on the Board on August 25, 2016, demanding that it act to remedy the harms cause by the Registration Statement's material omissions of fact. Plaintiff has not yet received a response from the Board.

25. Given that the parties anticipate the Proposed Transaction will close in the second half of 2016, and the lack of response from the Board, Plaintiff feels compelled to act to secure the Company's right to relief against the Individual Defendants.

26. Demand is excused because the Company would be irreparably harmed if the stockholder vote on the Proposed Transaction was permitted to proceed without first affording

the relief requested herein. Demand is excused where, as here, a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation.

27.   A delay in awaiting a response to a demand would cause irreparable harm to Full Circle. According to the press release announcing the Proposed Transaction, the Proposed Transaction is expected to close in the second half of 2016 and stockholder approval must be obtained before that time.

28.   Accordingly, a stockholder meeting and vote is likely to occur soon, and a response to a demand may not be provided before that time.

SUBSTANTIVE ALLEGATIONS

Company Background and the Process Leading Up to the Merger Agreement

29.   Formed in April 2010, the Company is a closed-end, non-diversified management investment company. Its primary investment is senior secured loans, with secondary investments in second lien loans, mezzanine loans, and equity securities issued by lower middle-market companies. Full Circle is externally managed by Full Circle Advisors

30.   Under the terms of the advisory agreement, Full Circle pays Full Circle Advisors a two-part investment advisory fee consisting of a base management fee and an incentive fee.

31.   In connection with a rights offering completed in March 2015 to raise additional equity, Full Circle Advisors agreed to waive a portion of their fees so that Full Circle could pay stockholders the usual distribution payment. Full Circle Advisors also agreed to reimburse the Company for excessive operating expenses.

32.   Because Full Circle Advisors had agreed to reduce its own fees and reimburse the Company, Full Circle Advisors began searching in mid-2015 for potential strategic partners that could allow it to exit the advisory agreement, or, otherwise improve the Company's outlook.

33. Full Circle Advisors ran this process, contacting 15 parties, 11 of whom entered into 11 confidentiality agreements with Full Circle.

34. By the end of November 2015, the Company had received preliminary indications of interest from four parties, including a proposed joint venture between MAST and Great Elm Capital Group, Inc. Full Circle Advisors continued to run the process and reported to the Company.

35. On November 11, 2015, the Board reviewed the preliminary results and formed a Special Committee composed of Defendants Biderman, Cohen, and Ortwein.

36. In December 2015, the Special Committee retained Houlihan Lokey as a financial advisor to assist it regarding potential strategic transactions. Although the Special Committee purportedly interviewed several firms, it decided on Houlihan Lokey, the firm for which Defendant Flynn is a senior investment banker.

37. The Special Committee held a meeting on December 2, 2015 to discuss the four parties who had submitted preliminary indications of interest. Party A had submitted an interest in purchasing only a portion of the portfolio, consisting of relatively illiquid assets. The next day, Full Circle Advisors sent a letter to the Special Committee regarding the advisor's declining financial condition and requesting an amendment to the fee-reduction measures agreed to in June 2015.

38. In December and January, the Special Committee directed Houlihan Lokey to reach out to five of the parties previously contacted by Full Circle Advisors, as well as an additional six parties.

39. In a meeting on January 11, 2016, the Special Committee was updated on the progress made by Houlihan Lokey. Out of the eleven parties contacted, each had entered into

confidentiality agreements, and four had ceased negotiations, and four others continued to pursue a potential transaction. The Special Committee also considered entering into the transaction proposed by Party A, selling its illiquid assets, and then selling the remainder of the Company because several parties had expressed a disinterest in acquiring those assets valued by Party A.

40. Houlihan Lokey and the Special Committee evaluated a potential transaction with a number of parties, including Party A and MAST, on January 27, 2016. MAST's proposal consisted pf a merger initially capitalized with $30 million of cash and fixed income investments worth approximately $90 million. An additional preliminary indication of interest from an unnamed party proposed replacing Full Circle Advisors. At the end of the meeting, the Special Committee directed Houlihan Lokey to continue reaching out to other parties, and to negotiate with Party A for the sale of the Company's less valuable illiquid assets.

41. On February 8, 2016, the Company entered into a letter of intent with Party A to sell approximately 48% of Full Circle's illiquid assets for $63,985,824.

42. On February 11, 2016, the Special Committee agreed to recommend to the entire Board that Full Circle terminate the cost reductions agreed to by Full Circle Advisors, effective January 1, 2016.

43. At the same meeting, Houlihan Lokey updated the Special Committee on negotiations with parties other than Party A. Party B, an asset management firm, proposed contributing assets to Full Circle in exchange for shares of Full Circle and an assumption of debt. Party C proposed acquiring all of Full Circle, valued at a discount to net asset value (NAV), in exchange for cash and common stock, but was conditioned on completion of the Party A transaction. Party D proposed an acquisition of Full Circle in exchange for cash and common stock if the Party A transaction completed, or only stock if it had not. The MAST offer had not

changed, remaining a merger of parties with $30 million in cash and $90 million in assets.

44. Following discussion, the Special Committee decided to cease negotiations with Party D. The Special Committee also discussed potentially liquidating the Company, but determined that such a process would delay reimbursement to Full Circle stockholders and expose the stockholders to market risk during the windup.

45. The Company finally announced the formation of the Special Committee and the Special Committee's strategic review on February 16, 2016.

46. On February 26, 2016, Party A withdrew its letter of intent, and Party C withdrew its interest in a transaction.

47. Thirteen days later, on March 10, 2016, the Special Committee held a telephonic meeting with its advisors. Following the announcement of the strategic review on February 16, 2016, the Company received contact from additional parties regarding a strategic transaction, and entered into three additional confidentiality agreements. Two of those parties withdrew their interest, but Party E proposed an acquisition in a stock-for-stock merger, valuing Full Circle at a discount to NAV.

48. Seven days later, on March 17, 2016, the Special Committee met with representatives of MAST to better understand its business and the potential combined company. The Special Committee continued to negotiate with MAST over the next two weeks and negotiated a reduction in the management fee for the combined company, and an increase in the special distribution.

49. On April 4, 2016, the Special Committee was notified that Party B had withdrawn from the process. The Special Committee also discussed the revised proposals from Party E and MAST.

50.   Over the next several days, the parties continued to negotiate, and on April 14, 2016, the Special Committee agreed to a 30-day exclusivity period with the MAST Group as requested. The Registration Statement provides no reason for the Special Committee to favor the MAST Group's proposal over Party E's proposal.

51.   The MAST Group and the Special Committee continued to negotiate and exchange transaction document drafts over the next two months. Full Circle Advisors and Full Circle negotiated termination of the advisory agreement between June 17 and June 23 in anticipation of a transaction with the MAST Group.

52.   On June 23, 2016, the Special Committee held a meeting at wihe they discussed the MAST Group's proposal. Houlihan Lokey presented its financial analysis and offered its opinion on the fairness of the Proposed Transaction. Following discussion, the Special Committee adopted a resolution recommending that the full Board approve the Merger Agreement and other merger documents. The Board then met and approved the Merger Agreement and other merger documents in line with the Special Committee's recommendation. The parties then executed the merger documents, and announced the Proposed Transaction the next day, June 24, 2016.

The Materially Incomplete Registration Statement

53.   Defendants filed the Registration Statement with the SEC in connection with the Proposed Transaction. As alleged below and elsewhere herein, the Registration Statement omits material information that must be disclosed to Full Circle's stockholders to enable them to render an informed decision with respect to the Proposed Transaction.

54.   The Registration Statement omits material information with respect to the Company's and Great Elm's financial projections, the valuation analyses of Full Circle's

11

financial advisor, Houlihan Lokey, and the process and events leading up to the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to Full Circle's stockholders.

55.   For example, the Registration Statement states that Houlihan Lokey reviewed, among other things: "certain information relating to the historical and current operations, financial condition and prospects of Full Circle made available to Houlihan Lokey by Full Circle, including the net asset value of Full Circle (collectively, the **Full Circle Financial Information**);" and "certain pro forma financial and other information relating to the operations, financial condition and prospects of GECC after giving effect to the transactions contemplated by the Subscription Agreement and the Merger Agreement (together, the **Transaction**) made available to Houlihan Lokey by MAST, including financial projections prepared by the management of MAST relating to the net asset value and future financial performance of GECC after giving effect to the Transaction (the **MAST Projections for GECC**) as adjusted at the direction of the Special Committee (the **Adjusted Projections for GECC**)."

56.   The Registration Statement, however, fails to disclose the "Full Circle Financial Information," which included information relating to the "prospects of Full Circle," as well as the MAST or Adjusted Projections for GECC. This information is material because stockholders plainly would find it important to understand the Company's and Great Elm's standalone prospects in deciding whether or not to approve the Proposed Transaction, and this information must be disclosed because it was relied upon by Houlihan Lokey to perform its valuation analyses. Notably, the Registration Statement indicates that Houlihan Lokey relied upon the Adjusted Projections for GECC (and particularly Great Elm's projected net asset value as of

September 30, 2021) in its Discounted Dividend Analysis, yet the Registration Statement fails to disclose these critical projections and assumptions.

57.   The Registration Statement also fails to disclose material information relating to Houlihan Lokey's valuation analyses. For example, with respect to Houlihan Lokey's Selected Companies Analysis of Full Circle and Great Elm, the Registration Statement fails to disclose the individual multiples and metrics for each of the selected companies observed by Houlihan Lokey in its analysis.

58.   With respect to Houlihan Lokey's Discounted Dividend Analysis, the Registration Statement fails to disclose the reason Houlihan Lokey chose the selected terminal value multiples and discount rates, as well as the inputs and assumptions underlying the discount rates that it selected. As noted, moreover, the Registration Statement fails to disclose the financial projections that were relied upon by Houlihan Lokey to perform this analysis.

59.   The Registration Statement also fails to disclose material information relating to potential conflicts of interest of Houlihan Lokey. In particular, the Registration Statement states:

> Houlihan Lokey and certain of its affiliates have in the past provided investment banking, financial advisory and/or other financial or consulting services to MAST, or one or more security holders, affiliates and/or portfolio companies of investment funds affiliated or associated with MAST (collectively, with MAST, the **MAST Capital Group**) and, more than three years ago and prior to MAST acquiring an interest in Great Elm Capital Group, Great Elm Capital Group [sic], for which Houlihan Lokey and its affiliates have received compensation, including, among other things, during the past two years having acted as financial advisor to MAST as a secured creditor in connection with LightSquared, Inc.'s chapter 11 plan of reorganization, which was confirmed in March 2015.

60.   As can be seen, the Registration Statement conspicuously fails to disclose the amount of compensation Houlihan Lokey has earned from MAST or its affiliates in the past.

61.   The Registration Statement also fails to disclose material information relating to the background leading to the Proposed Transaction. For example, the Registration Statement

indicates that Full Circle entered into several confidentiality agreements with numerous interested parties, but the Registration Statement fails to disclose whether those confidentiality agreements contained standstill or "don't ask, don't waive" provisions that were or still are preventing those counterparties from offering to acquire the Company.

62.   Additionally, throughout the sales process initiated by the Board, the Registration Statement indicates that various parties submitted offers or indications of interest to enter into a transaction with Full Circle, but the Registration Statement fails to disclose the terms of those offers, including the implied values per share of those offers.

63.   The Registration Statement also fails to disclose the reason the Board determined it was appropriate to propose and enter into an exclusivity agreement with the MAST Group.

COUNT I
Derivative Claim for Breach of Fiduciary Duties
(Against the Individual Defendants)

64.   Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

65.   The Individual Defendants have violated their fiduciary duties owed to Full Circle and have acted to put their personal interests ahead of the interests of Full Circle stockholders.

66.   The Individual Defendants have breached their fiduciary duties owed to the shareholders of Full Circle because, among other reasons, they failed to disclose material information to the Company's stockholders in the Registration Statement.

67.   Because the Individual Defendants dominate and control the business and corporate affairs of Starwood and have access to private corporate information concerning Starwood's assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Starwood which

makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate.

68. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward the Company.

69. As a result of the Individual Defendants' breaches of their fiduciary duties, Full Circle and Plaintiff will suffer irreparable injury in that they have not and will not be able to exercise their stockholder rights.

70. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Full Circle and Plaintiff, and may consummate the Proposed Transaction, to the irreparable harm of the Full Circle and Plaintiff.

71. Full Circle has no adequate remedy at law. Only through this Court's equitable powers can the Company be fully protected from the immediate and irreparable injury which Defendants' actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Declaring this action is properly maintainable as a derivative action;

B. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Full Circle;

D. Directing defendants to account to Full Circle for any damages sustained because of the wrongs complained of herein;

E.   Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff's attorneys' and experts' fees; and

F.   Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury on all issues so triable pursuant to Maryland Rule 2-325(a).

Dated: September 12, 2016

LEVI & KORSINSKY LLP

By:

Donald J. Enright
Brian D. Stewart
1101 30th Street, N.W., Suite 115
Washington, DC 20007
(202) 524-4290

Attorneys for Plaintiff